Contact

www.linkedin.com/in/annette-r-353955228 (LinkedIn)

Top Skills

Team Building
Leadership
Entrepreneurship

Annette R.

Chief Executive Officer & Co-Founder
Destin, Florida, United States

Summary

Wife, mother & entrepreneur. I am committed to bringing a superior option in building materials to the US Market. Housing affordability is at a crisis level and natural disasters are effecting more families than ever before. The Emmedue M2 system introduces a better way to build in the US, and my goal is to make this innovative and proven building system accessible to developers, builders and consumers so they we can ensure more resilient and cost effective structures across the board.

"Don't be afraid to give up the good, to go for the great. "
John D. Rockefeller

Experience

VERO Building Systems
2 years 2 months

Chief Executive Officer
August 2021 - Present (1 year 9 months)
Florida, United States

Co-Founder
March 2021 - Present (2 years 2 months)
Destin, Florida, United States

Private Company
Executive Assistant
January 2015 - April 2021 (6 years 4 months)

Din Tai Fung Restaurant Group
Bartender
January 2013 - January 2016 (3 years 1 month)
Bellevue, Washington, United States

Cactus Restaurants

Server
January 2012 - January 2014 (2 years 1 month)
Bellevue, Washington, United States

Maggiano's Little Italy
Server & Bartender
January 2011 - January 2013 (2 years 1 month)
Bellevue, Washington, United States

Bothell High School
Gymnastics Coach
January 2009 - January 2013 (4 years 1 month)
Bothell, Washington, United States

NORTHSHORE GYMNASTICS CENTER INC
Gymnastics Coach
January 2007 - January 2013 (6 years 1 month)
Woodinville, Washington, United States

Northshore Ymca
Gymnastics Coach
January 2006 - January 2008 (2 years 1 month)
Woodinville, Washington, United States

Education

Lake Washington Institute of Technology
· (February 2009 - February 2011)

Bothell High School
· (August 2004 - June 2008)